

January 26, 2010

Ms. Maria Tang
Chief Financial Officer
Silvercorp Metals Inc.
Suite 1378 – 200 Granville St.
Vancouver, BC Canada V6C 154

> **Re: Silvercorp Metals Inc.**
> **Form 40-F for the Fiscal Year Ended March 31, 2009**
> **Filed June 8, 2009**
> **File No. 1-34184**

Dear Ms.Tang:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended March 31, 2009

Controls and Procedures

1.   We note your disclosure that indicates your disclosure controls and procedures were effective as of the end of the period covered by your report. We note elsewhere in your MD&A that you have concluded your disclosure controls and procedures are ineffective. Please modify your documents as necessary to provide a consistent conclusion.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

(vi) Mineral Rights and Properties, page 4

2.   We note your accounting policy which indicates under Canadian GAAP, you amortize your capitalized costs over the mine's estimated life using the units of production method calculated on the basis of measured and indicated resources. Please tell us why you believe measured and indicated resources are sufficiently reliable, as a basis for useful life determinations under Canadian GAAP.

3.   We note your accounting policy indicates acquisition, exploration and development costs are capitalized when resources exist. Please specify the level of resources as defined in NI 43-101 that are used as your basis for cost capitalization.

4.   We note your policy also indicates costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties. Please clarify if these costs are amortized over the mine's estimated life or if they are amortized using the mineral resources in the immediate and relevant vicinity.

Annual Information Form

Principal Accountant Fees and Services

5.   We note that in your table on page 97 of the Company's Annual Information Form you have used a different definition for "Audit Fees," "Audit-Related Fees," "Tax Fees," and "All Other Fees" than that used in the Form 40-F General Instructions B(10). Please confirm that each category listed in your table includes only those fees as described in the instructions.

Engineering Comments

General

6.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

SGX Area, page 31
HPG Area, page 32

S-14 Vein, page 34
T-17, page 53
Mineralized body V3, page 80

7.   We note you refer to sample ranges, values up to specific values, and grab
        samples in numerous locations within your filing. When reporting the results of
        sampling and chemical analyses, please revise your disclosure to address each of
        the following regarding mineralization of existing or potential economic
        significance on your property:

- Disclose only weighed-average sample analyses associated with a measured
  length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of
  a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets.
  Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based
  on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

S14 Vein, page 34

8.   We note your disclosure of a silver equivalent grade in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

Mineral Resource Estimates, page 40

9.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

Ying Project — Summary of Mineral Resources, page 42

10.   We understand that you are presenting your non-reserve information pursuant to the guidance in Instruction 3 to paragraph (b) (5) of Industry Guide 7 here and other locations within your filing. Under these circumstances, it is important to clearly distinguish non-reserve mineralization. If you choose to present such non-reserve information, please reposition this information to a separately titled section, having disclosure of your measured and indicated mineral resources, apart from your inferred mineral resources, using separate tables and narratives. In presenting this information, resources should only be reported as an "in-place" tonnage and grade, not as units of product, such as ounces of gold or pounds of copper, and not as contained mineral. The relative quality, reliability, and risk associated with your estimates should be addressed sufficiently to distinguish each mineral resource category.

        Please include cautionary disclosure, prominently displayed above each table, clarifying that your mineral resources, whether measured and indicated or inferred, while disclosed pursuant to Canadian requirements, are not recognized terms within the definitions prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether your measured and indicated mineral resources will ever be converted into reserves, and whether your inferred mineral resources will ever be upgraded into another category of resources, while specifying the particular aspects of the reserve definitions which have not been satisfied for each category of resources.

You may wish to consider language similar to the following, modified as necessary to reflect your particular circumstances, for disclosure above the Measured and Indicated Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.* This section uses the terms "measured resources" and "indicated resources." We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

You may also wish to consider language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

> *Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.* This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director